

July 16, 2015

<u>Via Email</u>
Lyle Jensen
Chief Executive Officer
American Power Group Corporation
7 Kimball Lane
Lynnfield, Massachusetts 01940

      Re: American Power Group Corporation
                 Form 10-K for the Fiscal Year Ended September 30, 2014
                 Filed December 22, 2014
                 File No. 001-13776

Dear Mr. Jensen:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                              /s/ Martin James

                                              Martin James
                                            Senior Assistant Chief Accountant